Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2026 and the Declaration of a Dividend
MONACO--(GLOBE NEWSWIRE - July 30, 2026) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three and six months ended June 30, 2026. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend on its common shares of $0.45 per share.
Results for the three months ended June 30, 2026 and 2025
For the three months ended June 30, 2026, the Company had net income of $387.5 million, or $8.47 basic and $7.37 diluted earnings per share.
For the three months ended June 30, 2026, the Company had adjusted net income (see Non-IFRS Measures section below) of $243.7 million, or $5.33 basic and $4.68 diluted earnings per share, which excludes from net income (i) a $154.1 million, or $3.37 per basic and $2.88 per diluted share, gain on sales of vessels, (ii) a $20.2 million, or $0.44 per basic and $0.38 per diluted share, write-off of deferred financing fees and debt extinguishment costs (which includes $12.8 million for the make-whole premium on the redemption of the Company’s Unsecured Senior Notes Due 2030), (iii) $13.8 million, or $0.30 per basic and $0.26 per diluted share, fair value gain on financial liabilities measured at fair value, and (iv) $4.0 million, or $0.09 per basic and $0.07 per diluted share, of transaction costs related to the second quarter issuances of the Convertible Notes (described below).
For the three months ended June 30, 2025, the Company had net income of $73.5 million, or $1.59 basic and $1.53 diluted earnings per share.
For the three months ended June 30, 2025, the Company had adjusted net income (see Non-IFRS Measures section below) of $67.8 million, or $1.47 basic and $1.41 diluted earnings per share, which excludes from net income (i) a $7.5 million, or $0.16 per basic and diluted share, fair value gain on financial assets measured at fair value, and (ii) a $1.8 million, or $0.04 per basic and diluted share, loss on the extinguishment of debt and write-offs of deferred financing fees.
Results for the six months ended June 30, 2026 and 2025
For the six months ended June 30, 2026, the Company had net income of $603.8 million, or $13.00 basic and $11.76 diluted earnings per share.
For the six months ended June 30, 2026, the Company had adjusted net income (see Non-IFRS Measures section below) of $394.6 million, or $8.49 basic and $7.73 diluted earnings per share, which excludes from net income (i) a $220.1 million, or $4.74 per basic and $4.24 per diluted share, gain on sales of vessels, (ii) a $20.7 million, or $0.45 per basic and $0.40 per diluted share, write-off of deferred financing fees and debt extinguishment costs (which includes $12.8 million for the make-whole premium on the redemption of the Company’s Unsecured Senior Notes Due 2030), (iii) $13.8 million, or $0.30 per basic and $0.27 per diluted share, fair value gain on financial liabilities measured at fair value, and (iv) $4.0 million, or $0.09 per basic and $0.08 per diluted share, of transaction costs related to the second quarter issuances of the Convertible Notes (described below).
For the six months ended June 30, 2025, the Company had net income of $131.7 million, or $2.85 basic and $2.74 diluted earnings per share.
For the six months ended June 30, 2025, the Company had adjusted net income (see Non-IFRS Measures section below) of $116.8 million, or $2.53 basic and $2.43 diluted earnings per share, which excludes from net income (i) a $17.0 million, or $0.37 per basic and $0.35 per diluted share, fair value gain on financial assets measured at fair value, and (ii) a $2.1 million, or $0.05 per basic and $0.04 per diluted share, loss on the extinguishment of debt and write-offs of deferred financing fees.
Declaration of Dividend
On July 29, 2026, the Board of Directors declared a quarterly cash dividend of $0.45 per common share, with a payment date of August 31, 2026 to all shareholders of record as of August 17, 2026 (the record date). As of July 28, 2026, there were 50,081,352 common shares of the Company issued and outstanding.

Summary of Second Quarter 2026 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the third quarter of 2026 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool		Bareboat Charter Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	Average Daily Revenue	Expected Revenue Days (1)	% of Days
LR2	$65,000	1,282	34%	$30,300	922	$—	—	—%
MR	$29,000	3,092	46%	28,000	95	$12,986	91	100%
Handymax	$20,800	1,183	38%	23,000	91	$—	—	—%
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of estimated off-hire days during the period associated with repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in Expected Revenue days. The Company uses Expected Revenue days to show changes in net vessel revenues between periods.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the second quarter of 2026:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters	Daily Bareboat Charter Rate
LR2	$77,749	$30,408	$—
MR	$52,027	$26,938	$12,986
Handymax	$49,210	$22,868	$—

•In July 2026, the Company signed a Letter of Intent (“LOI”) to purchase two scrubber-fitted LR2 newbuilding product tankers for $72.8 million per vessel. The vessels are to be constructed by Jiangsu Hantong Ship Heavy Industry Co., Ltd. in China and deliveries are expected in the second and third quarters of 2029.
•In July 2026, the Company entered into an agreement pursuant to which it will acquire a minority ownership interest (less than 15%) in a joint venture which has entered into shipbuilding contracts to construct eight scrubber fitted Very Large Crude Carriers (“VLCCs”) with deliveries scheduled between the third quarter of 2029 and the second quarter of 2030. The equity portion of the investment is scheduled to be paid when installment payments become payable pursuant to the shipbuilding contracts.
•In June 2026, the Company entered into agreements to purchase two scrubber-fitted MR newbuilding product tankers for $46.33 million per vessel. The vessels are expected to be constructed at Jiangsu Yangzi-Mitsui Shipbuilding Co., Ltd. in China and deliveries are expected in the first quarter of 2030. Aside from a 10% initial deposit, the remaining payments are not due until 2028 or later. These agreements were previously announced as a letter of intent in May 2026.
•The Company recently reached agreements to time charter-out three 2015 built MR product tankers consisting of STI Notting Hill and STI Westminster, each for three years at a rate of $25,000 per day, and STI Bronx for three years at a rate of $23,900 per day. The time charters for STI Notting Hill and STI Westminster are expected to commence between September 1 and December 31, 2026, at the Company's discretion and STI Bronx is expected to commence in the fourth quarter of 2026.
•During the second quarter of 2026, the charterer of STI Guide exercised its additional option to extend the term of the time charter-out agreement for an additional year at $33,000 per day commencing July 2026.
•During the second quarter of 2026, the Company issued $605.0 million in aggregate principal amount of convertible senior notes due 2031 (the "Convertible Notes"). The Convertible Notes bear interest at a coupon rate of 1.75% and have an initial conversion rate of 9.9615 shares of common stock per $1,000 principal amount (equivalent to a conversion price of approximately $100.39 per share). The Convertible Notes were issued in two separate transactions of aggregate principal amounts of $375.0 million and $230.0 million in April and May 2026, respectively. The issuance in May 2026 was executed at a price of 110.25 to par for $253.6 million in gross proceeds and resulting in a combined yield to maturity on both issuances of below one percent. The Convertible Notes are scheduled to mature on April 15, 2031, unless earlier converted, repurchased, or redeemed. Upon conversion, the Company has the option to settle the Convertible Notes in cash, shares of its common stock, or a combination of cash and shares.
•During the second quarter of 2026, the Company repurchased 1,994,236 shares of its common stock at an average price of $77.72 per share as part of the April and May issuances of the Convertible Notes.
•In July 2026, the Company redeemed its outstanding 7.5% Senior Unsecured Notes due 2030 (the "Nordic Bonds"). The Notes had an aggregate principal amount outstanding of $200 million and were redeemed at a make-whole price of 106.4 to par plus accrued but unpaid interest.
•During the second quarter of 2026, the Company made unscheduled debt prepayments of $389.1 million in aggregate on certain of its secured credit facilities. This amount represents the aggregate debt outstanding under the 2023 $225.0 Million Revolving Credit Facility, the 2023 $49.1 Million Credit Facility, the 2023 $117.4 Million Credit Facility, the 2023 $1.0 Billion Credit Facility, and the 2023 $94.0 Million Credit Facility, all of which were scheduled to mature in 2028.
•In June 2026, the Company received a commitment from Standard Chartered Bank and DekaBank Deutsche Girozentrale for a credit facility of up to $90 million (the "Credit Facility"). The Credit Facility is expected to be used to finance a portion of the purchase price of four scrubber-fitted MR newbuilding product tankers, which are currently under construction at Jingjiang Nanyang Shipbuilding Co., Ltd. in China with expected deliveries in the second half of 2026 and 2027. The Credit Facility has a final maturity of seven years from the delivery date of each vessel and bears interest at SOFR plus a margin of 1.20% per annum.
•In July 2026, the Company closed on the sales of four LR2 product tankers for $285.8 million in aggregate and one MR for $35.0 million. These sales consisted of two 2014 built LR2 product tankers, STI Broadway and STI Condotti, two 2015 LR2 product tankers, STI Winnie and STI Lauren, and the 2015 built MR product tanker, STI Brooklyn.
•During the second quarter of 2026, the Company closed on the sales of 10 vessels including three 2014 built MR product tankers, STI Opera, STI Aqua and STI Regina, for $105.0 million, three 2015 built MR product tankers, STI Osceola, STI Seneca and STI Black Hawk, for $105.0 million, three 2014 built LR2 product tankers, STI Park, STI Sloane and STI Madison, for $195.0 million, and one 2015 built LR2 product tanker, STI Solidarity, for $60.0 million.
Securities Repurchase Program
In April 2026, the Company repurchased 1,344,809 shares of its common stock, concurrently with the closing of the initial $375.0 million principal amount of Convertible Notes in privately negotiated transactions at $74.36 per share.
On May 4, 2026, the Board of Directors replenished and increased the 2023 Securities Repurchase Program to purchase up to an aggregate of $500.0 million of the Company’s securities, which currently include its common stock and Convertible Notes. This resets the program which had been previously replenished on July 29, 2024.
On May 7, 2026, the Company repurchased 649,427 shares of its common stock, concurrently with the closing of the issuance of $230.0 million principal amount of Convertible Notes in privately negotiated transactions at $84.69 per share.
As of July 30, 2026, $445.0 million remains available under the Company's 2023 Securities Repurchase Program.
Diluted Weighted Number of Shares
The computation of earnings per share is determined by taking into consideration the potentially dilutive shares arising from (i) the Company’s equity incentive plan, and (ii) the Company's Convertible Notes. Potentially dilutive shares are excluded from the computation of earnings per share to the extent they are anti-dilutive.
The impact of the Convertible Notes on earnings or loss per share is computed using the if-converted method. Under this method, the Company first includes the potentially dilutive impact of restricted shares issued under the Company's equity incentive plan, and then assumes that its Convertible Notes, which were issued during the second quarter of 2026, were converted into common shares during each period. The if-converted method also assumes that the interest and non-cash amortization expense associated with these notes of $7.0 million during the three and six months ended June 30, 2026 were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and six months ended June 30, 2026, the Company’s basic weighted average number of shares outstanding were 45,730,028 and 46,457,406, respectively. For the three and six months ended June 30, 2026, the Company’s diluted weighted average number of shares outstanding were 53,539,590 and 51,928,585, respectively, which included the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan and shares arising from the Company's Convertible Notes if converted.

Diluted earnings per share for both the three and six months ended June 30, 2026 were calculated under the if-converted method.
Conference Call
Title: Scorpio Tankers Inc. Second Quarter 2026 Conference Call
Date: Thursday, July 30, 2026
Time: 8:00 AM Eastern Daylight Time and 2:00 PM Central European Summer Time
The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/36r967xe
Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
The conference will also be available telephonically:
US/CANADA Dial-In Number: 1-800-715-9871
International Dial-In Number: +1-646-307-1963
Please ask to join the Scorpio Tankers Inc. call.
Participants should dial into the call 10 minutes before the scheduled time.

Current Liquidity
As of July 28, 2026, the Company had $2.0 billion in unrestricted cash and cash equivalents and $483.2 million of undrawn revolver capacity under the 2025 $500.0 Million Revolving Credit Facility.
Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the stated dates:

	In thousands of U.S. Dollars	Outstanding Principal as of March 31, 2026	Outstanding Principal as of June 30, 2026	Outstanding Principal as of July 28, 2026
1	2023 $225.0 Million Revolving Credit Facility (1)	73,370	—	—
2	2023 $49.1 Million Credit Facility (2)	27,164	—	—
3	2023 $117.4 Million Credit Facility (2)	40,860	—	—
4	2023 $1.0 Billion Credit Facility (3)	193,418	—	—
5	2023 $94.0 Million Credit Facility (3)	54,244	—	—
6	2026 $50.0 Million Credit Facility (4)	—	50,000	50,000
7	Unsecured Senior Notes Due 2030 (5)	200,000	200,000	—
8	Convertible Notes Due 2031 (6)	—	605,000	605,000
9	2025 $500.0 Million Revolving Credit Facility	—	—	—
	Gross debt outstanding	589,056	855,000	655,000
	Cash and cash equivalents	984,321	1,838,782	1,962,251
	Net cash	$395,265	$983,782	$1,307,251
(1)    In April 2026, the Company repaid the outstanding balance of $21.3 million on the 2023 $225.0 Million Revolving Credit Facility related to STI Aqua, STI Regina, and STI Opera in advance of the sales of these vessels. In June 2026, the Company repaid the remaining outstanding balance and terminated the facility.
(2)    In May 2026, the Company repaid the remaining outstanding balance and terminated the facility.
(3)    In June 2026, the Company repaid the remaining outstanding balance and terminated the facility.
(4)     During the second quarter of 2026, the Company executed its previously announced 2026 $50.0 Million Credit Facility with Bank of America. This facility was drawn in full and two 2015 built LR2 product tankers, STI Rose and STI Alexis, were placed as collateral. The credit facility has a final maturity of seven years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.20% per annum.
(5)    In June 2026, the Company issued a redemption notice to redeem its Unsecured Senior Notes Due 2030. The notes were redeemed in July 2026 at a make-whole price of 106.4 to par ($212.8 million) plus accrued but unpaid interest. The make-whole premium of $12.8 million was recorded as a debt extinguishment cost during the second quarter of 2026.
(6)    In the second quarter of 2026, the Company issued $605.0 million aggregate principal amount of Convertible Notes. The Convertible Notes were issued in two separate transactions of aggregate principal amounts $375.0 million and $230.0 million in April and May 2026, respectively. The issuance in May 2026 was executed at a price of 110.25 to par for $253.6 million in gross proceeds and resulted in a combined yield to maturity on both issuances of below one percent. The Convertible Notes are scheduled to mature on April 15, 2031, unless earlier converted, repurchased, or redeemed.
Prior to January 15, 2031, the Convertible Notes are convertible at the option of the holders only under certain circumstances and during certain periods. On or after January 15, 2031, holders may convert their Convertible Notes at any time at their election until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled at the Company’s election, in cash, shares of the Company’s common stock, or a combination of cash and shares of common stock. The initial conversion rate for each $1,000 principal amount of Convertible Notes is 9.9615 shares of common stock, equivalent to a conversion price of approximately $100.39 per share. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

The Convertible Notes are redeemable, in whole or in part (subject to certain limitations), for cash at the Company’s option at any time, and from time to time, on or after April 20, 2029 and on or before the 41st scheduled trading day immediately before the maturity date, if the last reported sale price per share of the Company’s common stock exceeds 130% of the conversion price for a specified period of time and certain other conditions are satisfied. In addition, the Company has the right to redeem all, but not less than all, of the Convertible Notes if certain changes in tax law occur and certain other conditions are satisfied. Except as described in the two immediately preceding sentences, the Convertible Notes will not be redeemable at the Company’s option prior to the maturity date. The redemption price will be equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date.
Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness, which includes principal amounts due under the Company's secured credit facilities, Unsecured Senior Notes Due 2030 and Convertible Notes (which also include actual scheduled payments made from July 1, 2026 through July 28, 2026):

In millions of U.S. dollars	Repayments/maturities of unsecured debt	Vessel financings - scheduled repayments, in addition to maturities in 2029 and thereafter	Total as of June 30, 2026
July 1, 2026 to July 28, 2026 (1)	$200.0	$—	$200.0
Remaining Q3 2026	—	—	—
Q4 2026	—	—	—
Q1 2027	—	—	—
Q2 2027	—	—	—
Q3 2027	—	—	—
Q4 2027	—	—	—
2028	—	8.7	8.7
2029 and thereafter	605.0	41.3	646.3
	$805.0	$50.0	$855.0
(1)    Reflects the redemption of the Company's Unsecured Senior Notes Due 2030 in July 2026.

Newbuilding Vessels and Joint Venture
As of July 28, 2026, the Company had commitments or signed letters of intent to construct (i) six scrubber-fitted LR2 product tankers, two with deliveries expected in the third quarter of 2027, one with delivery expected in the second quarter of 2029, two with deliveries expected in the third quarter of 2029, and one with delivery expected in the fourth quarter of 2029, (ii) six scrubber-fitted MR product tankers with one delivery expected in the third quarter of 2026, one delivery expected in the first quarter of 2027, two deliveries expected in the second quarter of 2027, and two deliveries expected in the first quarter of 2030 and (iii) two scrubber-fitted VLCCs with deliveries expected in the third and fourth quarters of 2028. Additionally, the Company is committed to fund its portion of the minority equity investment in a joint venture consisting of eight VLCCs under construction, which is scheduled to be funded as installment payments become due under the various shipbuilding contracts.
As of July 28, 2026, the Company paid $97.2 million in installment payments related to its vessels under construction and VLCC joint venture. The table below summarizes the estimated remaining installment payments for the vessels under construction and VLCC joint venture (which also include actual scheduled payments made from July 1, 2026 through July 28, 2026) (1):

		Number of vessels expected to be delivered (excluding vessels in VLCC joint venture)
In millions of U.S. dollars	Amount (2)	VLCCs	LR2s	MRs

Q3 2026 - paid	$9.3	—	—	—
Q3 2026 - to be paid	78.4	—	—	1
Q4 2026	14.2	—	—	—
2027	257.6	—	2	3
2028	264.9	2	—	—
2029	262.8	—	4	—
2030	91.0	—	—	2
	$978.2	2	6	6
(1) The installment payments are estimates only and are subject to change as construction progresses.
(2) Amounts include installment payments under shipbuilding contracts in addition to the Company's commitment to fund its minority investment in a joint venture consisting of eight VLCCs under construction.

Drydock and Off-Hire Update
Set forth below is a table summarizing the drydock activity that occurred during the second quarter of 2026 and the estimated expected payments to be made for the Company's drydocks through the end of 2027. This table also includes an estimate of off-hire days for these periods which includes (i) estimated off-hire days for drydocks, and (ii) estimated off-hire time for general repairs.

			Number of vessels for drydock (3)
	Estimated aggregate drydock costs in millions of USD (1)	Estimated aggregate off-hire days (both drydock and general repairs) (2)	LR2s	MRs	Handymax

Q2 2026 - actual	$4.1	88	1	0	0
Q3 2026 - estimated	10.1	155	4	0	0
Q4 2026 - estimated	5.2	116	2	0	0
FY 2027 - estimated	20.7	495	4	5	0
(1)    These costs include estimated cash payments for drydocks. These amounts may include costs incurred for previous projects for which payments may not be due until subsequent quarters, or payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual drydocks. The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks finalize.
(2)    Represents the total estimated off-hire days during the period for both drydockings or general repairs, including vessels that commenced work in a previous period. The number of off-hire days set forth in this table are estimates only and actual off-hire days may vary.
(3)    Represents the number of vessels scheduled to commence drydock. It does not include vessels that commenced work in prior periods but will be completed in a subsequent period. Additionally, the timing set forth in these tables may vary as drydock times are finalized.
Explanation of Variances on the Second Quarter of 2026 Financial Results Compared to the Second Quarter of 2025
For the three months ended June 30, 2026, the Company recorded net income of $387.5 million compared to net income of $73.5 million for the three months ended June 30, 2025. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended June 30, 2026, and 2025:

	For the three months ended June 30,
In thousands of U.S. dollars	2026	2025
Vessel revenue	$408,734	$230,225
Voyage expenses	(16,934)	(7,461)
TCE revenue	$391,800	$222,764

•TCE revenue for the three months ended June 30, 2026 increased by $169.0 million to $391.8 million, from $222.8 million for the three months ended June 30, 2025 despite the average number of vessels decreasing to 84.5 during the three months ended June 30, 2026 from 99.0 during the three months ended June 30, 2025. Overall, the average daily TCE revenue increased to $52,661 per vessel during the three months ended June 30, 2026, from $25,569 per vessel during the three months ended June 30, 2025.

TCE revenue for the three months ended June 30, 2026 increased as compared to the same period in the previous year reflecting a significantly stronger product tanker market in the three months ended June 30, 2026 as compared to the three months ended June 30, 2025. The three months ended June 30, 2026 were impacted by the conflict in the Middle East. Initially the disruptions stemming from the conflict caused daily spot TCE rates to spike to record levels as exports through the Strait of Hormuz ground to a halt and barrels had to be sourced from more distant markets, causing the global fleet to reposition to accommodate new trading patterns. As the quarter progressed, these initial disruptions gave way to an environment marked by lower export volumes and a repositioned global fleet. Consequently, daily spot TCE rates trended down from record highs towards the end of the quarter. Nevertheless, longer voyage distances from these new trade routes mitigated the impact of lower export volumes through the Strait of Hormuz, and kept daily spot TCE rates elevated as compared to the same quarter in the previous year.
•Vessel operating costs for the three months ended June 30, 2026 decreased by $3.9 million to $64.8 million, from $68.7 million for the three months ended June 30, 2025 due to a decrease in the average number of vessels, resulting from the sale of 11 MRs and nine LR2s since June 30, 2025. Vessel operating costs increased to $8,394 per vessel per day for the three months ended June 30, 2026 from $7,630 per vessel per day for the three months ended June 30, 2025 primarily due to higher repairs and maintenance and spares and stores expenses on LR2 and MR vessels, as well as the timing of certain expenses. Additionally, the repositioning and new trade routes that emerged as a result of the conflict in the Middle East led to increased vessel operating expenses as supply chains recalibrated.
•Depreciation expense for the three months ended June 30, 2026 decreased by $9.1 million to $36.2 million, from $45.3 million for the three months ended June 30, 2025. This decrease resulted from 25 vessels either being sold or classified as held for sale since June 30, 2025.
•General and administrative expenses for the three months ended June 30, 2026 increased by $16.9 million to $46.6 million, from $29.6 million for the three months ended June 30, 2025 primarily due to an increase in compensation related costs.
•Financial expenses for the three months ended June 30, 2026 increased by $14.8 million to $36.1 million, from $21.3 million for the three months ended June 30, 2025, as a result $20.2 million of debt extinguishment costs and write-offs of deferred financing fees associated with the repayment of $389.1 million of secured debt and the $12.8 million make-whole premium associated with the redemption of the Unsecured Senior Notes due 2030 (compared to $1.8 million during the prior year period).
Excluding the debt extinguishment costs and write-offs of deferred financing fees, our financial expense decreased by $3.5 million for the three months ended June 30, 2026 compared to the three months ended June 30, 2025. While our average debt remained consistent at $950.4 million compared to $946.5 million during the three months ended June 30, 2026 and June 30, 2025, respectively, our average cost of debt decreased due to the change in the composition of debt resulting from the issuance of the Convertible Notes and the repayment of our secured credit facilities. In addition, $1.3 million of interest was capitalized related to the installments paid on vessels under construction during the three months ended June 30, 2026.
Amortization of deferred financing fees was $1.5 million during the three months ended June 30, 2026 and $1.8 million during the three months ended June 30, 2025.
•Dividend income and fair value gain (loss) on financial assets measured at fair value through profit or loss, net for the three months ended June 30, 2025 was a gain of $9.3 million, consisting of a fair value gain of $7.5 million and $1.7 million of dividends related to our investment in DHT Holdings Inc., which was sold in the fourth quarter of 2025.
•Fair value gain on financial liabilities measured at fair value through profit or loss represents the change in the fair value of the embedded conversion derivative associated with our Convertible Notes since issuance. The embedded derivative is measured at fair value at each reporting date, with changes in fair value recognized in profit or loss in accordance with IFRS.
•Other income and (expenses), net include $4.0 million of transaction costs related to the issuance of the Convertible Notes during the three months ended June 30, 2026. Under IFRS, transaction costs incurred as part of a convertible financial instrument are apportioned to the conversion feature and to the underlying debt host. The costs apportioned to the conversion feature, accounted for as a derivative liability, are expensed upon issuance. The costs apportioned to the underlying debt host are recorded as part of the financial liability and amortized over the term of the instrument.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2026	2025	2026	2025
Revenue
Vessel revenue	$408,734	$230,225	$721,594	$444,209

Operating expenses
Vessel operating costs	(64,827)	(68,736)	(133,626)	(139,339)
Voyage expenses	(16,934)	(7,461)	(26,773)	(17,245)
Depreciation	(36,244)	(45,336)	(77,733)	(90,007)
General and administrative expenses	(46,550)	(29,614)	(85,698)	(58,126)
Gain on sales of vessels	154,149	—	220,079	—
Total operating expenses	(10,406)	(151,147)	(103,751)	(304,717)
Operating income	398,328	79,078	617,843	139,492
Other (expenses) and income, net
Financial expenses	(36,101)	(21,307)	(48,329)	(40,926)
Financial income	14,884	4,691	22,977	9,214
Share of income from dual fuel tanker joint venture	681	757	1,437	1,808
Dividend income and fair value gain on financial assets measured at fair value through profit or loss	—	9,269	—	20,622
Fair value gain on financial liabilities measured at fair value through profit or loss	13,824	—	13,824	—
Other income and (expenses), net	(4,080)	1,020	(3,952)	1,512
Total other expense, net	(10,792)	(5,570)	(14,043)	(7,770)
Net income	$387,536	$73,508	$603,800	$131,722

Earnings per share

Basic	$8.47	$1.59	$13.00	$2.85
Diluted	$7.37	$1.53	$11.76	$2.74
Basic weighted average shares outstanding	45,730,028	46,284,629	46,457,406	46,228,938
Diluted weighted average shares outstanding (1)	53,539,590	48,006,580	51,928,585	47,997,073

(1) The computation of diluted earnings per share for the three and six months ended June 30, 2026, includes the effect of potentially dilutive unvested shares of restricted stock and the effect of the Convertible Notes under the if-converted method. The computation of diluted earnings per share for the three and six months ended June 30, 2025, includes the effect of potentially dilutive unvested shares of restricted stock.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$1,838,782	$751,955
Accounts receivable	244,600	180,801
Prepaid expenses and other current assets	10,827	10,072
Inventories	14,612	11,919
Assets held for sale	176,018	153,622
Total current assets	2,284,839	1,108,369
Non-current assets
Vessels and drydock	2,195,327	2,741,440
Vessels under construction	90,208	—
Other assets	56,560	59,834
Goodwill	8,197	8,197
Total non-current assets	2,350,292	2,809,471
Total assets	$4,635,131	$3,917,840
Current liabilities
Current portion of long-term debt	$212,780	$—
Lease liability - sale and leaseback vessels	—	19,121
Accounts payable	38,903	34,029
Accrued expenses and other liabilities	77,941	65,609
Total current liabilities	329,624	118,759
Non-current liabilities
Long-term debt	516,095	600,083
Financial liabilities measured at fair value through profit or loss	140,494	—
Other long-term liabilities	9,285	—
Total non-current liabilities	665,874	600,083
Total liabilities	995,498	718,842
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	781	778
Additional paid-in capital	3,268,851	3,231,184
Treasury shares	(1,622,127)	(1,467,127)
Retained earnings	1,992,128	1,434,163
Total shareholders' equity	3,639,633	3,198,998
Total liabilities and shareholders' equity	$4,635,131	$3,917,840

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2026	2025
Operating activities
Net income	$603,800	$131,722
Depreciation	77,733	90,007
Equity settled share based compensation expense	37,670	35,392
Amortization of deferred financing fees	2,731	3,601
Non-cash debt extinguishment costs	20,702	2,103
Net gain on sales of vessels	(220,079)	—
Accretion of Convertible Notes due 2031	4,499	—
Accretion of fair value measurement on debt assumed in business combinations	5	25
Fair value gain on financial assets measured at fair value through profit or loss	—	(16,979)
Fair value gain on financial liabilities measured at fair value through profit or loss	(13,824)	—
Share of income from dual fuel tanker joint venture	(1,437)	(1,808)
Dividend from financial assets measured at fair value through profit or loss	—	(3,643)
	511,800	240,420
Changes in assets and liabilities:
Increase in inventories	(2,694)	(9,020)
Increase in accounts receivable	(56,748)	(17,144)
Increase in prepaid expenses and other current assets	(756)	(1,053)
Decrease / (increase) in other assets	3,450	(33)
Increase in accounts payable and other liabilities	16,521	6,266
Increase / (decrease) in accrued expenses	11,926	(27,579)
	(28,301)	(48,563)
Net cash inflow from operating activities	483,499	191,857
Investing activities
Net proceeds from sales of vessels	674,302	—
Acquisition of vessels and payments for vessels under construction	(89,397)	—
Investment in Ampera Inc.	(10,000)	—
Distributions from dual fuel tanker joint venture	3,188	1,833
Purchases of financial assets measured at fair value through profit or loss	—	(45,850)
Proceeds from sale of financial assets measured at fair value through profit or loss	—	41,507
Dividend from financial assets measured at fair value through profit or loss	—	3,643
Drydock and other vessel related payments	(12,204)	(48,383)
Net cash inflow / (outflow) from investing activities	565,889	(47,250)
Financing activities
Debt repayments	(428,358)	(153,695)
Issuance of debt	50,000	200,000
Proceeds from issuance of Convertible Notes Due 2031	628,575	—
Convertible Notes Due 2031 issuance costs associated with the debt host	(11,445)	—
Debt issuance costs	(500)	(11,747)
Dividends paid	(45,833)	(40,374)
Repurchase of common stock	(155,000)	(309)
Net cash inflow / (outflow) from financing activities	37,439	(6,125)
Increase in cash and cash equivalents	1,086,827	138,482
Cash and cash equivalents at January 1,	751,955	332,580
Cash and cash equivalents at June 30,	$1,838,782	$471,062

Scorpio Tankers Inc. and Subsidiaries
Other financial and operating data for the three and six months ended June 30, 2026 and 2025
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$300,500	$144,508	$514,627	$268,211

Average Daily Results
Fleet
TCE per revenue day (2)	$52,661	$25,569	$44,902	$24,779
Bareboat charter hire rate per revenue day(2)	$12,986	N/A	$12,986	N/A
Vessel operating costs per day (3)	$8,394	$7,630	$8,374	$7,776
Average number of vessels	84.5	99.0	87.8	99.0

LR2
TCE per revenue day (2)	$58,959	$32,674	$51,369	$31,573
Vessel operating costs per day (3)	$9,194	$8,129	$9,005	$8,465
Average number of vessels	31.7	38.0	33.3	38.0

MR
TCE per revenue day (2)	$49,551	$20,681	$40,932	$20,765
Bareboat charter hire rate per revenue day(2)	$12,986	N/A	$12,986	N/A
Vessel operating costs per day (3)	$7,948	$7,410	$8,073	$7,396
Average number of vessels	38.8	47.0	40.4	47.0

Handymax
TCE per revenue day (2)	$47,327	$22,595	$41,113	$20,460
Vessel operating costs per day (3)	$7,763	$7,017	$7,710	$7,181
Average number of vessels	14.0	14.0	14.0	14.0

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$4,076	$23,720	$12,204	$48,383

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days vessels are part of the fleet less the number of days vessels are off-hire for drydock and repairs.

For bareboat chartered-out vessels, the charterers are responsible for the vessel operating costs.

(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, not time chartered-in vessels.

Fleet list as of July 28, 2026

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	Time Charter (4)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Duchessa	2014	49,990	—	SMRP (2)	MR	No
16	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
17	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
18	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
19	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
20	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
21	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
22	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
23	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
24	STI Bronx	2015	49,990	—	SMRP (2) (5)	MR	Yes
25	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
26	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
27	STI Notting Hill	2015	49,687	1B	SMRP (2) (6)	MR	Yes
28	STI Westminster	2015	49,687	1B	SMRP (2) (6)	MR	Yes
29	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
30	STI Bosphorus	2017	49,990	—	Bareboat Charter (7)	MR	No
31	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
32	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
33	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
34	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
35	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
36	STI Jardins	2018	49,990	1B	Time Charter (8)	MR	No
37	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
38	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
39	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
40	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
41	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
42	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
44	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
45	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
46	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
47	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
48	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
49	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
50	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
51	STI Orchard	2014	109,999	—	Time Charter (9)	LR2	Yes
52	STI Rose	2015	109,999	—	Time Charter (10)	LR2	Yes
53	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
54	STI Alexis	2015	109,999	—	Time Charter (11)	LR2	Yes
55	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
56	STI Connaught	2015	109,999	—	SLR2P (3)	LR2	Yes
57	STI Spiga	2015	109,999	—	Time Charter (12)	LR2	Yes
58	STI Lombard	2015	109,999	—	Time Charter (13)	LR2	Yes
59	STI Grace	2016	109,999	—	Time Charter (14)	LR2	Yes
60	STI Jermyn	2016	109,999	—	SLR2P (3)	LR2	Yes
61	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
62	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
63	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
64	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
65	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
66	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
67	STI Guard	2016	113,000	—	Time Charter (15)	LR2	Yes
68	STI Guide	2016	113,000	—	Time Charter (16)	LR2	Yes
69	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
70	STI Rambla	2017	109,999	—	Time Charter (17)	LR2	Yes
71	STI Gauntlet	2017	113,000	—	Time Charter (18)	LR2	Yes
72	STI Gladiator	2017	113,000	—	SLR2P (3)	LR2	Yes
73	STI Gratitude	2017	113,000	—	SLR2P (3)	LR2	Yes
74	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes

	Total owned DWT		5,056,431

	Newbuildings currently under construction
	Vessel Name	Yard	DWT	Vessel type
75	Hull YZJF2024-001 - TBN STI Moxie	JNS	49,800	MR	(19)
76	Hull YZJF2024-002	JNS	49,800	MR	(19)
77	Hull YZJF2024-003	JNS	49,800	MR	(19)
78	Hull YZJF2024-004	JNS	49,800	MR	(19)
79	Hull P110K-102	DS	115,000	LR2	(20)
80	Hull P110K-103	DS	115,000	LR2	(20)
81	Hull P110K-104	DS	115,000	LR2	(20)
82	Hull P110K-105	DS	115,000	LR2	(20)
83	Hull 5540	HO	300,000	VLCC	(21)
84	Hull 5541	HO	300,000	VLCC	(21)
85	Hull YZJ2026-1869	JNY	50,000	MR	(22)
86	Hull YZJ2026-1870	JNY	50,000	MR	(22)
87	TBD	HT	114,000	LR2	(23)
88	TBD	HT	114,000	LR2	(23)

	Total newbuilding product tankers DWT		1,587,200

	Total Fleet DWT		6,643,631

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel commenced a time charter in April 2025 for two years at a rate of $24,000 per day.
(5)	This vessel is expected to commence a time charter in the fourth quarter of 2026 for three years at a rate of $23,900 per day.
(6)	This vessel is expected to commence a time charter between September 1 and December 31, 2026, at the Company's discretion, for three years at a rate of $25,000 per day.
(7)
This vessel commenced a bareboat charter-out arrangement in August 2025 at a bareboat rate of $13,150 per day. The vessel is chartered to a third-party joint venture which re-flagged the vessel to the United States in order for it to participate in the U.S. Government’s Tanker Security Program (TSP). The contract will remain in effect until the vessel reaches 20 years of age, which will occur in 2037, subject to annual renewal within the National Defense Authorization Act (“NDAA”).

(8)	This vessel commenced a time charter in October 2024 for three years at a rate of $29,550 per day.
(9)	This vessel commenced a time charter in August 2025 for five years at a rate of $28,350 per day.
(10)	This vessel commenced a time charter in February 2026 for five years at a rate of $29,000 per day.
(11)	This vessel commenced a time charter in January 2026 for five years at a rate of $29,000 per day.
(12)	This vessel commenced a time charter with a related party in November 2025 for one year at a rate of $35,000 per day.
(13)	This vessel commenced a time charter in March 2026 for five years at a rate of $33,000 per day.
(14)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day commencing in December 2025.
(15)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day.
(16)	This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. In April 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in July 2025. In April 2026, the charterers exercised their option to further extend the term of this agreement for an additional year at $33,000 per day commencing July 2026.
(17)	This vessel commenced a time charter in March 2026 for eight years at a rate of $30,500 per day.
(18)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day.
(19)	These newbuilding vessels are being constructed at JNS (Jingjiang Nanyang Shipbuilding Co. Ltd.). One vessel is expected to be delivered in the third quarter of 2026, and three vessels are expected to be delivered in the first and second quarters of 2027.
(20)	These newbuilding vessels are being constructed at DS (Dalian Shipbuilding Industry Co. Ltd.). Two of the vessels are expected to be delivered in the third quarter of 2027, one is expected to be delivered in the third quarter of 2029 and one is expected to be delivered in the fourth quarter of 2029.
(21)	These newbuilding vessels are being constructed at HO (Hanwha Ocean Co. Ltd.). The vessels are expected to be delivered in the third and fourth quarters of 2028.
(22)	These newbuilding vessels are both being constructed at JNY (Jiangsu New Yangzi Shipbuilding Co., Ltd.) and are each expected to be delivered in the first quarter of 2030.
(23)	These newbuilding vessels are both being constructed at HT (Jiangsu Hantong Ship Heavy Industry Co., Ltd) and deliveries are expected in the second and third quarters of 2029.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2025 and 2026 were as follows:

Date paid	Dividend per common share
March 2025	$0.40
June 2025	$0.40
August 2025	$0.40
December 2025	$0.42
March 2026	$0.45
June 2026	$0.45
On July 29, 2026, the Board of Directors declared a quarterly cash dividend of $0.45 per common share, with a payment date of August 31, 2026 to all shareholders of record as of August 17, 2026 (the record date). As of July 28, 2026, there were 50,081,352 common shares of the Company issued and outstanding.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 74 product tankers (25 LR2 tankers, 35 MR tankers and 14 Handymax tankers) with an average age of 10.2 years. The Company has reached agreements or letters of intent for six MR newbuildings that are currently under construction with deliveries expected in 2026, 2027 and 2030, six LR2 newbuildings with deliveries expected in 2027 and 2029 and two VLCC newbuildings with deliveries expected in 2028. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Second Quarter of 2026 Financial Results Compared to the Second Quarter of 2025". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income to Adjusted Net Income

	For the three months ended June 30, 2026
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$387,536	$8.47	$7.37
Adjustments:
Loss on extinguishment of debt and write-off of deferred financing fees	20,182	0.44	0.38
Gain on sales of vessels	(154,149)	(3.37)	(2.88)
Fair value gain on derivative liability	(13,824)	(0.30)	(0.26)
Transaction costs allocated to derivative liability	3,975	0.09	0.07
Adjusted net income	$243,720	$5.33	$4.68

	For the three months ended June 30, 2025
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$73,508	$1.59	$1.53
Adjustments:
Loss on extinguishment of debt and write-off of deferred financing fees	1,839	$0.04	$0.04
Fair value gain on financial assets measured at fair value through profit or loss	(7,532)	(0.16)	(0.16)
Adjusted net income	$67,815	$1.47	$1.41

	For the six months ended June 30, 2026
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$603,800	$13.00		$11.76
Adjustments:
Loss on extinguishment of debt and write-off of deferred financing fees	20,706	0.45		0.40
Gain on sales of vessels	(220,079)	(4.74)		(4.24)
Fair value gain on derivative liability	(13,824)	(0.30)		(0.27)
Transaction costs allocated to derivative liability	3,975	0.09		0.08
Adjusted net income	$394,578	$8.49	(1)	$7.73

(1) Summation difference due to rounding

	For the six months ended June 30, 2025
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$131,722	$2.85	$2.74
Adjustments:
Loss on extinguishment of debt and write-off of deferred financing fees	2,103	0.05	0.04
Fair value loss on financial assets measured at fair value through profit or loss	(16,979)	(0.37)	(0.35)
Adjusted net income	$116,846	$2.53	$2.43

Reconciliation of Net Income to Adjusted EBITDA(1)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2026	2025	2026	2025
Net Income	$387,536	$73,508	$603,800	$131,722
Financial expenses	36,101	21,307	48,329	40,926
Financial income	(14,884)	(4,691)	(22,977)	(9,214)
Depreciation	36,244	45,336	77,733	90,007
Equity settled share based compensation expense	19,501	18,317	37,670	35,392
Gain on sales of vessels	(154,149)	—	(220,079)	—
Dividend income and fair value gain on financial assets measured at fair value through profit or loss	—	(9,269)	—	(20,622)
Fair value gain on financial liabilities measured at fair value through profit or loss	(13,824)	—	(13,824)	—
Transaction costs allocated to derivative liability	3,975	—	3,975	—
Adjusted EBITDA	$300,500	$144,508	$514,627	$268,211
(1)    Adjusted EBITDA is calculated by taking Net Income and adding back Financial Expenses (which include interest expense and amortization and write offs of deferred financing fees), Financial Income (which includes interest income), Depreciation, Equity settled share based compensation (which represents the amortization of restricted stock awards), dividend income, gains and losses on asset sales, fair value adjustments on assets and liabilities measured at fair value, and transaction costs allocated to the derivative liability arising from the Convertible Notes.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, the impact of the current and future sanctions that may impact the transportation of petroleum products, the ongoing military conflict in Iran which has had a significant direct and indirect impact on the trade of crude oil and refined petroleum products, potential disruption of shipping routes due to accidents or political events, potential liability from pending or future litigation, general domestic and international political conditions, which have and may continue to disrupt certain global shipping routes, vessel breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com